UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: o

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated April 22, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: April 22, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated April 22, 2010

Exhibit 1

Application for Approval of Derivative Action Filed in Israeli Court by Minority Shareholders of ImageSat International

Haifa, Israel, April 22, 2010 – Elbit Systems Ltd. (NASDAQ: ESLT) (“Elbit Systems”) announced that on April 21, 2010 it was served with an Application to Approve a Derivative Action (the “Application”) filed in the District Court of Petach Tikva, Israel, by certain minority shareholders of ImageSat International N.V. (“ImageSat”).  This is further to announcements regarding ImageSat-related litigation in the U.S. made by Elbit Systems on July 4, 2007, July 24, 2008, December 17, 2008 and December 30, 2008, as well as to the description of ImageSat litigation contained in Elbit Systems’ annual report to the U.S. Securities and Exchange Commission on Form 20-F (collectively the “Prior Announcements”).

The Application names a number of respondents, including among others, ImageSat, Israel Aerospace Industries Ltd. (“IAI”), Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems and several former directors of ImageSat.  The former ImageSat directors named as respondents in the Application include, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar, who were nominated at various times by Elop to ImageSat’s board and who currently serve as Elbit Systems’ Board Chairman, President and Chief Executive Financial Officer, respectively.

The Application requests the Court to approve the filing of a derivative action for alleged breaches by some of the respondents of the applicants’ rights as minority shareholders in ImageSat.  The nature of the allegations are substantially similar to those previously made by the applicants in various claims made in Federal and State Courts in New York, which are described in the Prior Announcements. Most of those claims filed in the U.S. have been dismissed on jurisdictional grounds.  In addition, as described in the Prior Announcements, Elbit Systems and IAI are parties to an agreement according to which IAI will indemnify Elbit Systems, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of the above-mentioned legal proceedings (including the Application), net of insurance proceeds received from ImageSat insurance policies and any indemnification proceeds received from ImageSat.  Elbit Systems believes that there is no merit or basis to the allegations made in the Application against it, Elop or any of the former ImageSat drectors who were nominated by Elop.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Contacts:
Company Contact: Joseph Gaspar, Executive VP & CFO Dalia Rosen, VP & Head of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944		IR Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel: 1-646-201-9246
		E-mail:	elbitsystems@ccgisrael.com
E-mail:	j.gaspar@elbitsystems.com
dalia.rosen@elbitsystems.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release.  The Company does not undertake to update its forward-looking statements.